LIST OF SUBSIDIARIES




1. Tensleep Technologies, Inc. - Incorporated in Colorado doing business under its name.


2. Master Financial Group, Inc. - Incorporated in Minnesota doing business under its name

3. Tensleep Europe, Inc. - Incorporated in Colorado doing business under its name

4. Whisk.co.uk, Limited - Incorporated in the United Kingdom doing business under its name in U.K.